ICA REPORTS UNAUDITED SECOND QUARTER 2003 RESULTS

     Mexico City, July 25, 2003 - Empresas ICA Sociedad Controladora, S.A. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, announced today its unaudited consolidated results for the second quarter of 2003.

     ICA noted the following highlights:

     o ICA recorded second quarter revenue of Ps. 2,148 million and an operating profit of Ps. 23 million.

     o Total debt at the end of the second quarter was Ps. 4,730 million, or 12 percent less than the Ps. 5,734 million recorded at the end of the same period of 2002. o Divestment of non-strategic assets was Ps. 51 million during the second quarter. o General and administrative expense fell 4 percent in the second quarter, compared to the same period of 2002. o Accounts receivable fell by 28 percent during the second quarter compared to the second quarter of 2002, primarily as a result of a more efficient billings and collections process. ICA also recovered Ps. 105 million of accounts receivable that had been written-off.
o The current ratio at the end of the quarter was 0.89, compared to 1.07 registered during the same quarter of last year. o Integral Cost of Financing was Ps. 41 million, compared to Ps. 206 million registered during the second quarter of 2002.

     ICA recorded a net loss of majority interest of Ps. 84 million in the second quarter of 2003, compared to a loss of Ps. 446 million in the same period of 2002.


     CONSOLIDATED RESULTS

     Second Quarter 2003

     (Ps. million)                          2Q2002       2Q2003       Change (%)
     ---------------------------------------------------------------------------
     Revenue                                 1,839        2,148               17
     Operating profit                           37           23             (37)
     Operating margin                         2.0%         1.1%
     EBITDA                                    135          108             (20)
     EBITDA margin                            7.3%         5.0%
     Net income (loss) of majority interest  (446)         (84)            n.m.
       Earnings per share (Ps.)             (0.72)       (0.14)            n.m.
         n.m. = not meaningful

     EBITDA = Operating profit plus depreciation and amortization. EBITDA is not an indicator of free cash flow generation

     ICA recorded second quarter revenue of Ps. 2,148 million, a 17 percent increase from second quarter 2002 levels. During the second quarter, revenue from projects in Mexico represented 66 percent of total revenue, while revenue in foreign currency, principally in dollars, accounted for 71 percent of the total.

     General and administrative expenses in the second quarter of 2003 decreased 4 percent to Ps. 209 million, from Ps. 217 million in the same period of 2002. The expenses include additional costs in the Industrial Construction segment.

     Operating income in the second quarter of 2003 was Ps. 23 million, compared to Ps. 37 million during the same quarter of 2002.

     EBITDA generated in the second quarter of 2003 was Ps. 108 million, equivalent to a margin of 5.0 percent.

     The integral financing cost in the second quarter of 2003 was Ps. 41 million, compared to Ps. 206 million recorded in the second quarter of 2002, and consisted of the following:

     (Ps. Million)                          2Q2002       2Q2003
     ---------------------------------------------------------------------------
     Interest (Income)                        (37)         (30)
     Interest Expense                         136           115
     Exchange (Gain) Loss                     125          (36)
     Monetary (Gain)                          (18)          (7)
     ---------------------------------------------------------------------------
     Integral Financing Cost                   206           41

     The reduction in financial costs during the quarter reflected a lower level of debt, and lower interest income resulted from the reduction in the Company's cash balances. There was a foreign exchange gain from the revaluation of the peso against the dollar during the second quarter of 2003 compared to an exchange loss in the same period of 2002, and a lower monetary gain. The weighted average interest rate paid was 9.6 percent during the second quarter of 2003, compared to 10.0 percent registered during the same quarter of 2002.

     During the second quarter, there was a gain on Other Income of Ps. 16 million, reflecting principally a cancellation of accounts payable as a result of a settlement with creditors. This account also includes employee severance payments of Ps. 11.8 million made during the quarter and the cancellation of the excess valuation reserves stemming from the sale of real estate.

     The tax provision in the second quarter of 2002 was Ps. 92 million, made up of Ps. 96 million for deferred taxes offset by Ps. 4 million for income tax to be refunded.

     ICA recorded a second quarter gain of Ps. 4 million from its participation in unconsolidated affiliates, including its participation in the Caruachi hydroelectric project and AUCOVEN, the concessionaire for the Caracas-La Guaira highway, both in Venezuela; the Central North Airport Group (through its operating company SETA); and the environmental services company CIMA.

     ICA recorded a net loss of majority interest of Ps. 84 million in the second quarter of 2003, equivalent to a loss of Ps. 0.14 per share (US$ 0.08 per ADS) based on 621.56 million weighted average shares outstanding. This compares with a net loss of majority interest of Ps. 446 million, or Ps. 0.72 per share (US$ 0.41 per ADS) recorded in the second quarter of 2002, based on a weighted average of 621.56 million shares outstanding.


     SEGMENT RESULTS

     Segment results are shown in the following table:

     (Ps. million)                          2Q2002       2Q2003       Change (%)
     ---------------------------------------------------------------------------
     Civil Construction
      Revenues                                 231          381               65
      Operating Profit                          10           32
     Industrial Construction
      Revenues                                 942        1,015                8
      Operating Profit                          20         (39)
     CPC-Rodio
      Revenues                                 380          449               18
      Operating Profit                          24           20
     Other Segments
      Revenues                                 286          302                6
      Operating Profit                        (17)           11
     n.m. = not meaningful





     The projects that contributed most to construction revenues were: the Chiapas Bridge, The Tulancingo-Asuncion highway in Hidalgo, the Santa Martha Acatitla prison in Mexico City, and the San Juan Metro in Puerto Rico (Civil Construction); the Reynosa Cryogenic plant, the Cadereyta and Poza Rica Pemex projects, the Altamira III and IV power plants, and the La Laguna thermoelectric plant for Iberdrola (Industrial Construction); and Rodio's projects in Portugal and Spain (CPC-Rodio).

     Civil Construction revenues rose, reflecting the commencement of work on several projects contracted in prior quarters. Segment operating results reflected the renegotiation of the Chiapas Bridge project, the recovery of receivables previously written off, and work on the El Cajon hydroelectric project.

     Industrial Construction revenue increased because of the completion of certain projects, as well as the commencement of work on the Chicontepec oil field project and on the Iberdrola La Laguna thermoelectric plant. Operating results included additional costs incurred from the putting into service of the Campeche thermoelectric project for Transalta as well as an increase in costs for the preparation of proposals for new projects. These costs resulted in an operating loss of Ps. 39 million during the second quarter. These costs as well as other additional costs are expected to reduce this segment's results for the year.

     CPC-Rodio's results, with revenue of Ps. 449 million and an operating margin of 4.4 percent, reflected the performance of foundation and subsoil projects for various clients in Spain and Portugal.


                                                      Operating       Operating
     (Ps. Million)                        Revenues       Result       Margin (%)
     ---------------------------------------------------------------------------
     Total Other Segments
      Real Estate and Housing                  170          (10)            n.m.
      Infrastructure Operations                104           (3)            n.m.
      Alsur                                     28           23               84
     ---------------------------------------------------------------------------
     n.m.  Not meaningful

     Other Segments accounted for 14 percent of total revenue during the quarter. Real Estate and Housing revenue reflected a reduction in Real Estate revenue, as a result of a lower level of divestment in the quarter. At the same time, Housing increased its revenue to Ps. 138 million, with total sales of 526 units, compared to the 487 units sold during the second quarter of 2002. The operating loss in Real Estate offset an operating profit in Housing. Infrastructure Operations results included the operation of the Acapulco Tunnel, the Corredor Sur, and the sale of land in Panama, and the parking garages. Alsur registered a decrease in activity due to the sale of the Veracruz grain terminal and the sale of the Miguel Aleman grain silos in Tlalnepantla.

CONSTRUCTION BACKLOG
                                                             Months Construction
                                                Ps. Million          Equivalent*
     --------------------------------------------- -------- --------------------
     Balance, 3/31/2002                              14,398                   23
     New contracts and contract enlargements            354                    1
     Work executed                                    1,845                    3
     --------------------------------------------- -------- --------------------
     Balance, 06/30/2003                             12,906                   21
     --------------------------------------------- -------- --------------------

     Non Consolidated Backlog **                        298                    0
     --------------------------------------------- -------- --------------------
     Global Backlog                                  13,204                   21
     --------------------------------------------- -------- --------------------

     * Months of work based on the volume of work executed in the second quarter of 2003. ** Non Consolidated Backlog represents ICA's proportion of the work of unconsolidated affiliates.

     ICA's backlog as of June 30, 2003 included Ps. 354 million in new projects and contract enlargements, net. The new projects are: the Tejocotal-Nuevo Necaxa roads, which are part of the Mexico-Tuxpan highway; the Cordoba prison in Veracruz; projects in Spain and Portugal; and the San Javier segment of the Macrocircuito water project in the Mexico City metropolitan region.

     At the end of the second quarter, projects in Mexico represented 97 percent of the total backlog, and public sector clients represented 82 percent of the total.




     SIX MONTHS CONSOLIDATED RESULTS
     (millions of pesos)              January-June    January - June  Change (%)
                                           2002             2003
     ---------------------------------------------------------------------------
     Revenues                                3,813            4,045            6
     Operating Income                           77               70            9
     Operating margin                                           2.0%        1.7%
     EBITDA                                    252              241          (4)
     Operating margin                          6.6%             5.9%
     Net income (loss) of
       majority interest                      (505)            (347)        n.m.
     Earnings per share                      (0.81)           (0.56)

     During the first six months, revenue was Ps. 4,045 million, a 6% increase compared to Ps. 3,813 million registered during the first half of 2002. The operating margin fell to 1.7 percent, compared to 2.0 percent in the same half of last year.

     ICA recorded a net loss of majority interest of Ps. 347 million in the first half of 2003, equivalent to a loss of Ps. 0.56 per share (US$ 0.32 per ADS) based on 621.56 million weighted average shares outstanding. This compares with a net loss of majority interest of Ps. 505 million, or Ps. 0.81 per share (US$ 0.47 per ADS) recorded in the first six months of 2002, based on a weighted average of 621.56 million shares outstanding.

     BALANCE SHEET
     (Ps. million; end of period)           2Q2002          2Q2003    Change (%)
--------------------------------------------------------------------------------
     Current assets                          9,303           5,698          (39)
     Of which: Cash and cash equivalents     3,173           1,874          (41)
               Accounts receivable           2,457           1,773          (28)
     Long term investments                   5,429           4,726          (14)
     Property, plant and equipment           1,808           1,264          (30)
     Other long term assets                  1,244           1,302             5
     ----------------------
     Total assets                           17,784          12,989          (27)

     Current liabilities                     8,722           6,422          (26)
     Long term liabilities                   4,190           3,024          (28)
     Shareholders equity                     4,871           3,543          (27)
     -------------------
     Total liabilities and equity           17,784          12,989          (27)


     As of June 30, 2003, ICA had cash and equivalents of Ps. 1,874 million, a reduction of Ps. 1,299 million compared to Ps. 3,173 million as of June 30, 2002. Of this, 82 percent is in ICA's joint venture subsidiaries, ICA Fluor and Rodio; payment of dividends by these subsidiaries requires the approval of ICA's joint-venture partners. Remaining cash is largely held in other operating subsidiaries. Client advances represent 32 percent of the total cash.

     Accounts receivable were Ps. 1,773 million at the end of the second quarter of 2003, 28 percent below the Ps. 2,457 million of the same period of 2002, as a result of improvements in the processes of estimating, billing, and collections, as well as the recovery of past due accounts including some that resulted from settlements with clients.

     The 14 percent reduction in long term assets resulted from the divestment of subsidiaries and non-strategic assets, as well as the sale of real estate assets, principally land and buildings located in Cancun and Queretaro, as well as the sale of machinery.

     Divestments

     During the second quarter of 2003, ICA carried out divestments of Ps. 51 million, including the sale of land in Santa Fe, Mexico City; machinery; and Alsur warehouses.

     Debt

     Total debt at the end of the second quarter was Ps. 4,730 million, a reduction of Ps. 644 million, or 12 percent, compared to the same period of 2002. Of total debt, 35 percent is owed by ICA operating subsidiaries or is project finance, and the balance is holding company debt.

     (Ps. million)                          2Q2002            2Q2003
     ---------------------------------------------------------------------------
     Short Term Debt                         1,553             2,007
     Long Term Debt                          3,821             2,724
--------------------------------------------------------------------------------
Total Debt                                   5,374             4,730
% of Debt in foreign currency                 55%                48%

     As of June 30, 2003, 42 percent of ICA's total debt matures in less than one year; 26 percent is securities debt; and 48 percent is denominated in foreign currency, principally dollars.

     Liquidity and Financial Ratios

     The current ratio (current assets/current liabilities) as of the end of the second quarter of 2003 was 0.89, compared to 1.07 in the same period of 2002. The reduction was the result, principally, of the reduction in cash and the reclassification of the convertible bond to short term debt.

     The interest coverage ratio (EBITDA/interest expense) was 0.94, compared to
0.99 in the same period of 2002.  ICA's leverage ratio (total  debt/equity)  was
1.33 in the second quarter, compared to 1.10 in the same period of 2002.


     WORKING CAPITAL AND DEBT RESTRUCTURING

     ICA had a working capital deficit at the end of the second quarter of Ps. 724 million, compared to positive working capital of Ps. 581 million registered as of the end of the second quarter of 2002. This change reflected a 41 percent reduction in cash and cash equivalents, compared to a 27 percent decrease in current liabilities.

     As previously disclosed, ICA continues to negotiate with its main creditors to restructure its debt, in order to resolve its liquidity problems. Even though some progress has been made, ICA and its creditors have not reached any definitive agreements. ICA will promptly inform the market of any developments in this area.

     ACCOUNTING TREATMENT FOR THE EL CAJON HYDROELECTRIC PROJECT

     The entire value of the El Cajon hydroelectric project's contract includes revenue attributable to work performed on the project and financial income derived from financing the project for five years. Revenue attributable to work performed on the project is recognized based on the percentage of completion method. Financial income will be recognized based on ICA's receipt of certificates of approval for work performed. Given that the consortium will not receive any payment in the short term, accounts receivable will be recorded as a long term asset under the "approved certificates" line item or the "work pending approval" line item, as the case may be. Debt incurred in connection with the project will be recorded as a long term liability when disbursements take place. Financing cost will be recognized as debt is incurred, and associated financial income will be recognized upon receipt from the CFE of certificates of approval for work performed.


     Financial information is unaudited and is prepared in accordance with Mexican GAAP. Figures are presented in Mexican pesos (Ps.) of June 30, 2003 purchasing power. The exchange rate used for the conversion of amounts at June 30, 2003 was Ps. 10.45 per US dollar. The sum of line items may not match totals because of rounding.

     This release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

MEXICAN STOCK EXCHANGE
SIFIC / ICS
STOCK EXCHANGE CODE: ICA                                   QUARTER: 2 YEAR: 2003
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.                  Final Printing

                                      ANNEX 2
                   COMPLEMENTARY NOTES TO FINANCIAL STATEMENTS


     1. Basis of presentation and consolidation

     Ica's financial statements are prepared in accordance with Mexican GAAP. certain disclosures to financial statements have been summarized with respect to audited financial statements for the year ended December 31, 2002. Consequently, the reading and analysis of financial statements must be made in combination with annual financial statements.

     Financial statements of those companies in which Ica owns (or effectively controls) more than 50% of the capital stock are included in the consolidated financial statements.

     All significant intercompany balances and transactions have been eliminated in consolidation.

     2. Summary of significant accounting policies A) Accounting method for the treatment of the effects of inflation

     The consolidated financial statements of the Company recognize the effects of inflation in accordance with bulletin B-10 integrated "Recognition of the effects of inflation in financial information" (bulletin B-10), issued by the IMCP. bulletin B-10, requires the restatement of all comparative financial statements to constant mexican pesos as of the date of the most recent balance sheet presented.

     Repairs / materials inventories and cost of sales are valued at the cost of the most recent inventory acquisitions during the period, or at the oldest production cost without exceeding the net realizable value. the cost of sales is determined using the price of the most recent inventory acquisition prior to consumption date, or at the oldest production cost at the time of sale.

     Real estate inventories are restated using the specific cost method based on net replacement cost determined by independent appraisers, which is similar to the market value. based on appraisals made by independent appraisers

     Property, plant and equipment and concessioned projects are restated using the NCPI and/or the NCPI of the country of origin for foreign-sourced property, plant and equipment.

     Financing costs incurred during the construction and installation of buildings and machinery and equipment are capitalized and adjusted for inflation as measured by the NCPI. expenses for renewals and improvements, which extend useful lives, are also capitalized.

     Investments in affiliated companies are stated using the equity method which includes cost plus the company's equity in undistributed earnings (loss) after acquisitions adjusted for the effects of inflation on equity. The adjustment for the effects of inflation on equity is inherent in the equity method as the investee's financial statements are also prepared in accordance with bulletin B-10.

     B) Cash Equivalents

     Cash equivalents are stated at the lower of acquisition cost plus uncollected cash proceeds, or estimated realizable value, and consist primarily of time deposits with original maturities of ninety days or less.

     C) Accounting for construction contracts

     Construction contracts are accounted for using the percentage-of-completion method of accounting and, therefore, take into account the revenues, costs, and estimated earnings to date as contract activity progresses. revenues are recognized from contracts based on units-of-work performed and are subject to price increase clauses. changes in job performance and estimated profitability, including those arising from premiums derived from advance project conclusion, contract penalty provisions and final contract settlements, may result in revisions to revenues and are recorded in periods in which the revisions are determined.

     The  timing of revenue  recognized  is not  necessarily  related to amounts billable to customers under the terms of the various contracts. management periodically evaluates the fairness of accounts receivable. additional allowances for bad debt may be created in cases of an indication of collection difficulties, and are recorded to the results of the year in which the allowances are created. The estimate for such reserve is determined based on management's best judgment in accordance with prevailing circumstances at that time.

     Contract costs include all direct labor and materials, subcontractors and other initial costs of the project and allocations of indirect costs. management periodically evaluates the fairness of estimates used to determine percentage-of-completion. if, as a result of such evaluation, it becomes apparent that estimated costs on noncompleted contracts exceed expected revenues, a provision for estimated losses is recorded in the period in which such losses are determined.

     D) Foreign currency transactions

     Foreign currency transactions are recorded at the exchange rate in effect at the date of the transaction. balances of monetary assets and liabilities are adjusted monthly at the market rate in effect. Exchange rate fluctuations are taken into income currently.

     E) Foreign currency translation of subsidiaries financial statements

     In accordance with bulletin B-15 the Company's foreign subsidiaries are considered to be independent from the operations of the Company. Exchange rate differences generated by the translation of financial statements of foreign subsidiaries that are not an extension of the Company's operation are presented in stockholders' equity under the "excess (insufficiency) from restatement of stockholder's equity".

     F) Investment in concessions

     Investment in concessioned projects is amortized during the concession period. Revenues from the operation of concession projects are recognized as concession revenues.

     The concession investments to be sold or disposed of in the near future, are recognized on the estimated net realizable amount applying accepted valuation techniques like the present value of future cash flows expected, or in accordance with formal offer of the buyer.

     3.- Debt securities

     On March 2001 a subsidiary of ICA issued ordinary share certificates for an amount of Ps.180,000 maturing in 2016 which are payable semi-annually, starting from September 2001. Interests are payable semi-annually bearing an interest rate of Udi plus 9.5%. Balance as of June 30, 2003 is Ps. 191,836.

     During the year 2002, the Company acquired U.S. 73.1 million of convertible debentures, maturing on march 2004, bearing an annual coupon at a rate of 5%. at June 30, 2003 the outstanding amount of debt is 96.3 million dollars.

     Secured loan (collateralized by assets with a net book value of Ps.1,032,396 at December 31, 2002) maturing in May 2012 at a fixed interest rate of 14.5% for the first year and with annual increase of 0.90% to a maximum interest rate of 22.60%; payable annually as of March 2005




     On march 2003 the Constructor Consortium of the el cajon" Hydroelectric project, which ICA owns 61%, entered into a bridge credit facility to finance the project's construction costs by US 90 millions. During the months April to June, the Consortium has disposed US 14 millions.. In addition, the Consortium has posted a letter of credit and will be required to post various performance bonds.

     4.- Contingency Liabilities

     Malla Vial in Colombia.- on November 30, 2000 an arbitration tribunal in Bogota, Colombia resolved the first arbitration claim concerning the interpretation of a contract for the refurbishment of the Malla Vial de Santa Fe de Bogota, between Ingenieros Civiles Asociados, S.A. De C.V. ("ICASA"), a subsidiary of the Company, and the capital district of Bogota (the "District"). The arbitration award found that the district was responsible for the damages suffered by ICASA derived from unforeseen and unforeseeable events not imputed to ICASA in its performance of the contract that resulted in the disruption of the economic balance of the contract. The arbitration tribunal ordered the district to reimburse ICASA for its costs. The arbitration tribunal also required the district to pay ICASA for the profit expected to be earned during the months of January to May 1999, present value.

     In its award, the arbitration tribunal offset the claims of the parties and found that the district owed ICASA a net amount of 24,216 million colombian pesos (approximately U.S. 11.1 millions). The district did not seek an appeal of the arbitration award; nor did it seek any addition to or correction of the award.

     On January 26, 2000, ICASA initiated a second arbitration proceeding against the district for damages that resulted from changes made to the design of the street network following the modification of the contract by the district which took effect on June 28, 1999 as well as for the aggressive and hostile action undertaken by the district against ICA that brought about the suspension of the works. ICASA is seeking 22,000 million colombian pesos on damages (approximately U.S. 7.7 millions). In March 2000, the district counter-claimed for 29,000 million colombian pesos, (approximately U.S. 10.1 million), based on damages allegedly caused to the district as a result of the concepts already judged in the first arbitration, the unavailability of the street network, and the deterioration of a part of the street network.

     On April 29, 2002, the arbitration panel rendered its final decision on all the claims. The arbitration panel offset the parties'claims, and awarded idu a net amonunt of 5,092,642,293 colombian pesos (approximately U.S. 1.8 million). The arbitration panel also ordered the parties to terminate their contactual relationship.

     Subsequently, in May 2002, the IDU, as a result of the arbitral decision to terminate the contract, issued a resolution that the Malla Vial contract had expired, and that ICA was obligated to pay an additional indemnification for penalties and fines as stipulated in the contract.

     In September 2002, ica submitted a complaint before the administrative tribunal against the IDU requesting payment of work executed and cost over-runs not yet paid, including any monetary adjustments. The complaint has not been reviewed by any of the arbitration tribunals. The approximate amount claimed is U.S.7.6 million. ICA is also requesting the administrative tribunal settle all accounts of parties to this contract.

     Furthermore, in November 2002, ica presented another complaint before the administrative tribunal. In this complaint, ica requested the administrative tribunal to find that the IDU'S expiration resolution of the contract as null and void, and to award ica its economic damages because, through the IDU'S actions, ICA is now unable to enter into contracts with the Colombian government for a period of five years.

     In December 2002, the IDU filed a lawsuit before the cundinamarca tribunal against us and federal insurance company, our surety in the project, seeking the execution of the performance bond. We filed a motion with the cundinamarca tribunal to stay the proceedings, claiming that the cundinamarca tribunal lacks jurisdiction over this matter. This motion is currently pending.

5.- Stockholders Equity

     A) At June 30, 2003, common stock consisted of one class of common shares at no par value,. And consist of the following

                                            Shares            Amount

     Subscribed and paid share         621,561,433       Ps. 686,928
     Shares held in treasury            71,736,606            79,277
                                      ------------   ---------------
                                       693,298,039       Ps. 766,205

     Fixed capital amounts to Ps. 480,713 and it is represented by 434,971,287 shares. Variable capital may not be more than ten times fixed capital.

     Of the shares held in treasury, 17,435,837 are reserved for the convertible subordinated debentures.

     B) At the Ordinary Stockholders' meeting held on April 29, 2003 the stockholders agreed on the approval and application of the results of operations for the year ended December 31, 2002; at the Ordinary Stockholders' meetings held on April 19, 2002, the stockholders agreed on the approval and application of the results of operations for the year ended December 31, 2001.

     C) At the Ordinary Stockholders' meeting held on March 31, 2000, the stockholders agreed to establish an employee stock option plan. 15,420,000 shares acquired under the company's stock repurchase plan were cancelled, by reducing authorized variable capital by a nominal amount of Ps.17,041. Also, the shareholders agreed to cancel 128,043,079 shares issued in March 1992, by reducing variable capital by a nominal amount of Ps.141,508 and by declaring a variable capital increase of five percent of the total outstanding shares (30,910,543 shares representing an amount of Ps. 34,161). This was done with the purpose of having a sufficient number of shares for the following two years, both for the purchase of shares under the new option plan and for the share bonus plan approved in 1992 designed exclusively for ICA'S management. Both plans were approved under article 16 bis 8 of the Mexican Securities Market Law.

     Based on the announcement made on April 7, 2000, shares were offered to stockholders pursuant to the exercise of their pre-emptive rights for a term of 15 natural days, ending April 22, 2000, at a quoted market price of Ps.3.75 per share (price as of March 30, 2000). Unsubscribed shares will be maintained in treasury. In case shares are partially or totally subscribed by the stockholders, the meeting authorized an additional amount of 5% in order to have sufficient shares, both for the options plan and for the shares plan above mentioned.

     Under the new option plan, ICA'S employees are able to acquire the shares in treasury at the quoted market price of the day before the grant date, which may not be lower than Ps.3.75 per share. The term for exercising the option will be 7 years. Shares obtained through options may only be sold in Mexico through the Mexican Stock Exchange, by following the Mexican Law provisions related to confidential information.

     The maximum annual amount of options for purchase of shares that may be granted may not exceed a 1.5% of the total amount of outstanding shares at December 31 of the previous year.

     The option plan will be effective for ten years and the board of directors may modify or suspend it, depending on market conditions.

     During 2002 and 2001, under this plan, options were granted to ICA'S employees to buy 8,087,866 and 9,323,417, shares at a price of Ps.3.88 and Ps.3.75 per share, respectively. At December 31, 2002, there were no available shares to grant under the plan, and no options at that date have been exercised. As of December 31, 2002 and 2001, 9,166,194 and 6,089,787 option were forfeited. The number of outstanding option at December 31, 2002 and 2001 was 17,518,252 and 12,506,796, respectively.

     D) Stockholders' equity, except restated paid-in capital and tax retained earnings, will be subject to a 35% dividend tax, at the beginning of the year 2003, the tax dividend will decrease by 1% each year until it reaches the rate of 32% in year 2005. Any income tax paid in 2002 on such distribution may be credited against future income tax payable by the company in the three fiscal years following.

     E) At June 30, 2003 shareholders equity of majority interest at historical and restated values were as follows:

                                        Historical       Restatement       Total

     Common stock                      Ps. 686,928   Ps.     852,103   1,539,031
     Additional paid in capital          1,585,975          2,946,74   4,532,723
     Reserve for repurchase of shares    1,433,229                --   1,433,229
     Retained earnings                  (5,083,861)        1,373,540  3,710,321)
     Insufficiency from restatement
      Of capital                                --          (423,791)  (423,791)

                                        (1,377,729)        4,748,600   3,370,871

     6.- Reserve for the repurchase of shares

     A reserve for repurchase of shares was created for an amount of Ps.50,000 (par value) by charging unappropriated profits. The C.N.B.V. authorized the temporary acquisition in the market of its shares for an amount of Ps.35,000.

     At the ordinary and extraordinary Stockholders meetings held on April 3, 1998 and September 17, 1998 the stockholders agreed to increase the reserve for repurchase of shares in an amount of Ps.100,000 (par value) and Ps.1,350,000 (par value), respectively, by charging unappropriated profits, to leave an amount of Ps.1,500,000 (par value).

7.- Financing Cost

                                             Total        Capitalize    (income)
                                                                            loss
                                 -----------------------------------------------
     Interest expense                      277,951            16,539     261,412
     Interest income                       (72,639)             (299)   (72,340)
     Exchange loss (gain) net               (2,070)              297     (2,367)
     Gain from monetary position           (30,086)           (1,811)   (28,275)
                              --------------------------------------------------
         Total                             173,156            14,726     158,430


     8.- Income tax, Asset tax and Employee profit statutory profit sharing

     A) ICA incurred consolidated income tax and asset tax in proportion to the holding Company's ownership of the voting shares of its subsidiaries. as of January 1, 2002, the proportion is calculated based on the average daily equity percentage which the holding Company owns of its subsidiaries during the year, and the tax results of the subsidiaries are consolidated at 60% of such proportion. Provisional payments of income tax and tax on assets of both the holding company and its subsidiaries, are made as if the holding Company did not file a consolidated tax return.

     b) As of June 30, 2003, Income tax, Asset tax and Employee statutory profit sharing provisions are as follows:

     Income tax:
     Current                               Ps. (2,541)
     Deferred                                  204,280
                                               -------
                                           Ps. 201,739

     Employee statutory profit-sharing
     Current                               Ps.     923

     C) In accordance with Mexican tax law tax losses, restated with the NCPI, may be carried forward for a period of ten years, starting from the year they were generated.

     D) At December 31, 2002 the Company has consolidated Asset tax credits of Ps. 1,896,082, which expire from in 2006 through 2012 and tax loss carryforwards for an amount of Ps. 2,267,820, which expire from 2009 through 2012.

     9.- Extraordinary items (n/a)

     10.- Effects at the beginning of the period for changes in accounting principles (n/a)


     11.- Monthly net results (historical and restated)

                                                              Restated
               Monthly net    Cumulative        Factor          monthly
     Month         results   net results   Ending Beginning  net results
     --------- -----------   -----------   ------ ---------  ----------
     2002
     July        (199,351)     (199,351)   1.0428   1.0032    (200,805)
     August      (159,523)     (358,874)   1.0388   1.0038    (110,317)
     September   (157,811)     (516,685)   1.0325   1.0058    (215,905)
     October     (118,356)     (635,041)   1.0281   1.0046    (118,653)
     November    (106,435)     (741,476)   1.0199   1.0081    (100,315)
     December     (98,693)     (840,169)   1.0154   1.0044     (92,294)
     2003
     January      (20,742)     (860,911)   1.0113   1.0040     (20,976)
     February    (156,405)   (1,017,316)   1.0085   1.0028    (157,887)
     March        (84,862)   (1,102,178)   1.0036   1.0049     (84,089)
     April        (17,475)   (1,119,653)   1.0005   1.0031     (16,759)
     May          (48,124)   (1,167,777)   1.0038   0.9968     (49,603)
     June         (19,784)   (1,187,561)   1.0000   1.0038     (18,078)
     Net results of majority interest- last twelve months   (1,185,680)

     12.- Information for the Mexican Stock Exchange requested in writing on July 10, 1995

     1.-The Company has an American Depositary Receipts program (ADRs), which is effective

     2.- Organized markets with their respective countries are as follows:

         New York Stock Exchange                     USA
         Mexican Stock Exchange                      MEXICO
         Seaq International of the International Stock Exchange of the United
           Kingdom and the Republic of Ireland Ltd.

     3.- An only one-share series exist, incorporated to the program.

     4.- Shares ratio per ADR is 6 to 1.

     5.- Number of shares subscribed to the program and percentage from common stock at March 31, 2003 are as follows:

     Originally:       28,750,000
     Now :             11,444,400
     Percentage:           11.05%

     6.- Guardian institution or bank, for CPO'S: Banamex.

     7.- Guardian institution or bank, for ADR'S: Bank of New York.


COMISION NACIONAL BANCARIA Y DE VALORES
Insurgentes Sur 1971 torre sur piso 7
Col. Guadalupe Inn 01020
Mexico, D.F. 01020

Dear Sirs:

     The undersigned, declare under protest to tell the truth that according to our respectives funtions, we have prepared the information of Empresas Ica Sociedad Controladora, S.A. de C.V. contained in the present quarter report. which, to our knowledge and understanding, present fairly the financial position, furthermore, declare that we do not have knowledge of relevant information that had been failed or distorted in this quarter report, or, contains information that could induce to errors to the investors.

Sincerely




Ing . Bernardo Quintana
President




Dr. Jose Luis Guerrero Alvarez
Executive Vice President and Finance